FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2002

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Months Ended
	March 31,

	2002	2001

Earnings:
Net income (loss) available to common stock	$499	$(10,826)

Shares:
Weighted average common shares outstanding	27,857	27,815
Dilutive effect of stock options	31	0

Average diluted shares outstanding and equivalents	27,888	27,815
Basic earnings per common share:
Net income (loss)	$0.02	$(0.39)

Diluted earnings per common share:
Net income (loss)	$0.02	$(0.39)